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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                              NetSpeak Corporation
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   64115D109
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                                 (CUSIP Number)


                               Bruce E. Schaeffer
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                        Gray Cary Ware & Freidenrich LLP
                               400 Hamilton Avenue
                            Palo Alto, CA 94301-3699
                                 (650) 328-6561
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 3, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)


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CUSIP NO. 64115D109             SCHEDULE 13D               PAGE 2 OF 44 PAGES
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                                  SCHEDULE 13D


CUSIP No.     64115D109                                     PAGE 2 OF 44 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIED ONLY)
      Bay Networks, Inc.  I.R.S. Employer Identification Number: 04-2916246
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      00
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
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                      7   SOLE VOTING POWER
                          1,334,171
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,334,171
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          None
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,334,171
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.2%
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  14  TYPE OF REPORTING PERSON*
      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.  Security and Issuer.

            This Schedule 13D relates to the common stock, $.01 par value ("Common Stock") of NetSpeak Corporation, a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 902 Clint Moore Road, Boca Raton, Florida 33482.




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CUSIP NO. 64115D109             SCHEDULE 13D               PAGE 2 OF 44 PAGES
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Item 2.  Identity and Background.

            This Statement is being filed on behalf of Bay Networks, Inc., a Delaware corporation ("Bay Networks"), having its principal office located at 4401 Great America Parkway, Santa Clara, CA 95052-8185.

            Bay Networks, together with its worldwide subsidiaries, develops, manufactures, markets, sells and supports a comprehensive line of data networking products and services. Bay Networks provides products that meet the connectivity requirements of corporate enterprises, network service providers and telecommunications carriers. Bay Networks offers switches, routers, shared media hubs, remote and Internet access solutions, Internet Protocol (IP) services and network management applications, all marketed under the Bay Networks' Adaptive Networking strategy. Bay Networks' products and technologies enable customers to transition from today's complex multi-protocol networks to the IP-optimized networks of tomorrow. These solutions link people to critical information resources at the desktop, across corporate enterprise networks or over the public Internet.

            During the last five years, Bay Networks has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The table set forth in Exhibit 1 is incorporated herein by reference and lists the name, principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for the directors and executive officers of Bay Networks. The business address for the directors and executive officers of Bay Networks is c/o Bay Networks, Inc., 4401 Great America Parkway, Santa Clara, CA 95052-8185. To the knowledge of Bay Networks, none of such directors or executive officers has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


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CUSIP NO. 64115D109             SCHEDULE 13D               PAGE 3 OF 44 PAGES
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Item 3.  Source and Amount of Funds or Other Consideration.

     Bay Networks has purchased 1,334,171 shares of Common Stock of Issuer (the "Shares") for $28.15 per share, or an aggregate price of $37,556,913.65, with cash obtained from working capital pursuant to a Stock Purchase Agreement (the "Purchase Agreement") by and between the Issuer and Bay Networks, dated as of January 5, 1998.

Item 4.  Purpose of Transaction.

     Bay Networks entered into the Purchase Agreement with the Issuer for investment purposes. Pursuant to the Purchase Agreement, if the Issuer issues additional shares of Common Stock, Bay Networks will have the right, in certain circumstances, to purchase additional shares of Common Stock so as to allow Bay Networks to maintain its percentage ownership in Issuer (up to approximately 9.0% on a fully-diluted basis as described in Item 6). Bay Networks does not have any other plan or proposal to acquire additional securities of the Issuer.

Item 5.  Interest in Securities of the Issuer.

     Bay Networks has purchased 1,334,171 shares of Common Stock of the Issuer for $28.15 per share or an aggregate price of $37,556,913.65. As a result, Bay Networks owns approximately 11.2% of the Issuer's issued and outstanding Common Stock (approximately 9.0% of the Common Stock on a fully-diluted basis based on the number of shares of Common Stock outstanding on January 5, 1998). Bay Networks has sole voting power and sole dispositive power over the entire 1,334,171 shares purchased pursuant to the Purchase Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Under the Purchase Agreement, Bay Networks has acquired shares of Common Stock of the Issuer as described in Item 3. The Purchase Agreement provides Bay Networks with a right to maintain its percentage ownership of the Issuer. Under this right, prior to any sale or issuance by the Issuer of any shares of Common Stock or any security exercisable for or convertible into such Common Stock ("Capital Stock"), Bay Networks shall be given written notice (the "Notice") of any intention by the Issuer to sell and/or issue such Capital Stock. If the Issuer consummates the sale and/or issuance, Bay Networks shall have the right to purchase a portion of such Capital Stock on terms which, subject to certain conditions, are at least as favorable to Bay Networks as the terms on which the Issuer has sold such Capital Stock to other investors. The amount of Capital Stock which Bay Networks is entitled to acquire shall be equal to the lesser of nine percent (9.0%) of the Common Stock, on a fully diluted basis, or the same percentage of total shares of Common Stock, on a fully diluted basis, as Bay Networks held immediately prior to the sale and/or issuance as described in the Notice.

     Pursuant to the Purchase Agreement, Issuer has agreed to indemnify Bay Networks for certain liabilities in connection with the transactions contemplated by the Purchase Agreement.


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CUSIP NO. 64115D109             SCHEDULE 13D               PAGE 4 OF 44 PAGES
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Item 7.  Material to be filed as Exhibits.

       EXHIBIT NO.  DESCRIPTION

            1. Responses to Sections (a), (c) and (f) of Item 2 with respect to the executive officers and directors of Bay Networks.

            2. Stock Purchase Agreement by and between NetSpeak Corporation, a Florida corporation, and Bay Networks, Inc., a Delaware corporation, dated as of January 5, 1998.



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CUSIP NO. 64115D109             SCHEDULE 13D               PAGE 5 OF 44 PAGES
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     February 11, 1998


                                         BAY NETWORKS, INC.

                                              /s/ John J. Poggi, Jr.
                                         -------------------------------------
                                         By:   John J. Poggi, Jr.
                                         Its:  Vice President, General Counsel
                                               and Secretary